EXHIBIT 99.36

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 1-2003	January 13, 2003

OCAMPO PROJECT AREA UNDER BOLNISI EARN-IN AGREEMENT
NEARS FINAL FEASIBILITY COMPLETION

Gammon Lake Resources Inc. (TSX:GAM) has been advised by Bolnisi Gold NL, of Sydney, Australia, that the Feasibility Study for the Ocampo Project area being developed by Bolnisi under an Earn-In Agreement with Gammon is “well advanced” for projected completion in the first quarter of 2003.

Bolnisi has reported that a further 5,459 meters of drilling has been completed in 61 reverse-circulation drill holes since September 30, 2002. These, Bolnisi said, were designed to define in greater detail the potential open-pit mineralization in drilling at the Plaza de Gallos (16 drill holes), Refugio (24 drill holes), Picacho (15 drill holes), and Conico (6 drill holes).

The following table highlights the results of new drilling by Bolnisi since September 2002. (Gold-equivalent results are based on $US 300/oz. gold and $US 4.60/oz. silver, at a silver/gold ratio of 65:1.)

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t

ODH-297	PDG	48.8	57.9	9.1	1.63	107.7	3.17

ODH-298	PDG	83.8	115.8	32.0	2.56	149.0	4.69
		128.0	160.0	32.0	0.96	28.4	1.36

ODH-301	REF	72.4	95.3	22.9	3.88	163.1	6.21
		101.3	118.1	16.8	2.21	113.6	3.83

ODH-302	REF	63.2	70.9	7.62	1.47	116.2	3.13

ODH-307	PDG	67.1	93.0	25.9	1.99	111.5	3.58
	including	70.1	82.3	12.2	3.74	219.6	6.88

ODH-311	REF	15.2	22.9	7.7	1.55	79.0	2.68

ODH-313	REF	42.7	53.3	10.6	3.05	112.0	4.65
		70.1	74.7	4.6	1.63	60.0	2.49

ODH-314	REF	44.2	62.5	18.3	3.97	202.0	5.86
		77.7	79.3	1.4	1.18	114.0	2.81

ODH-315	REF	96.0	97.5	1.5	3.59	394.0	9.22

ODH-316	REF	9.1	18.3	9.2	2.36	103.0	3.83

ODH-317	REF	60.9	71.6	10.7	4.30	288.0	8.41

ODH-319	REF	79.2	88.4	9.2	4.05	180.0	6.62
	including	80.8	85.3	4.5	7.57	306.0	11.94

ODH-320	REF	77.7	86.9	9.2	1.37	83.0	2.56
	including	79.2	82.3	3.1	2.96	179.0	5.52

ODH-321	PDG	187.4	198.1	10.7	1.29	71.8	2.32

ODH-327	REF	4.6	12.2	7.6	1.15	65.6	2.09

ODH-329	REF	35.0	44.2	9.2	6.05	243.0	9.52

ODH-330	REF	77.7	86.9	9.2	1.37	83.0	2.56

ODH-331	REF	83.8	92.9	9.1	2.77	153.0	4.96
		99.1	105.2	6.1	2.47	17.25	2.72

ODH-332	PDG	42.7	53.3	10.6	2.64	122.0	4.38

ODH-333	PDG	42.2	48.8	6.6	1.67	142.0	3.70

ODH-334	PDG	0	13.7	13.7	1.64	84.0	2.84
		15.2	18.3	3.1	1.64	68.0	2.61

ODH-335	PDG	86.8	92.9	6.1	5.03	270.0	8.89
	including	89.9	91.4	1.5	16.38	863.0	28.71

ODH-341	PIC	13.5	27.0	13.5	6.99	278.0	11.27
	including	19.5	25.5	6.0	13.31	476.0	20.63

Gammon Lake completed more than 28,000 metres of drilling through approximately 200 holes in what is now the Ocampo Earn-In Area, and Bolnisi has now completed approximately 12, 500 metres of drilling in more than 120 additional holes in this area.

Bolnisi has also reported to Gammon that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching. Fine grinding and cyanide leaching of flotation concentrates recovered 99.2% of the gold and 98.5% of the silver, Bolnisi said.

Bolnisi has also reported that environmental work and permitting is also in progress.

As previously reported by Gammon, an independent preliminary engineering/economic analysis conducted by Pincock Allen and Holt on the economics of this Earn-In Agreement estimated an IRR for the project in excess of 139%, and also estimates Gammon’s share of gold-equivalent production from this area, under the Earn-in Agreement if it is achieved, at (gold equivalent) 41,000 to 42,000 ounces on a yearly basis over a five year production period. The Pincock Allen and Holt report is available on www.sedar.com.

Bolnisi has also indicated that there exists the potential to more than double the current resource within the Earn-In Area through additional exploration both at surface and to depth.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in January 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by February 2004 or it will not earn its interest.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for the technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.